UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

STARWOOD REAL ESTATE INCOME TRUST, INC.

(Name of Subject Company)

Starwood Real Estate Income Trust, Inc.

(Name of Person Filing Statement)

Class S Common Stock, $0.01 par value per share

Class I Common Stock, $0.01 par value per share

(Title of Class of Securities)

85570X207

85570X405

(CUSIP Number of Class of Securities)

Starwood Real Estate Income Trust, Inc.

C/O Starwood REIT Advisors, L.L.C.

Nora Creedon

2340 Collins Avenue

Miami Beach, FL 33139

Telephone: (305) 695-5500

(Name, Address, and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

The name of the subject company is Starwood Real Estate Income Trust, Inc., a Maryland corporation (the “Company” or “SREIT”), and the address and telephone number of its principal executive offices are 2340 Collins Avenue, Miami Beach, Florida 33139 and (305)-695-5500.

The titles of the classes of equity securities to which the tender offer relates are the shares of the Company’s Class S Common Stock, $0.01 par value per share (the “Class S Common Stock”), and Class I Common Stock, $0.01 par value per share (the “Class I Common Stock”). As of the close of business on March 4, 2026, there were 173,519,281 and 184,917,104 shares of the Class S Common Stock and Class I Common Stock (collectively, the “Shares”) issued and outstanding, respectively.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is being filed by the Company with respect to an unsolicited tender offer by Cox Capital General Partner, LLC, a Delaware limited liability company (“Cox GP”), Cox Capital Partners Special Situations Fund, L.P., a Delaware limited partnership (the “Purchaser”), Saba Capital Management GP, LLC, a Delaware limited liability company (“Saba GP”), Saba Capital Management, L.P., a Delaware limited partnership (“Saba LP”), and Saba Capital Tender SPV I, LLC, a Delaware limited liability company (“Sapa SPV” and, together with Cox GP, the Purchaser, Saba GP and Saba LP, the “Offerors”), to purchase up to an aggregate of 19,660,000 shares of the Company’s common stock, consisting of up to 9,533,647 shares of Class S Common Stock and up to 10,126,353 shares of Class I Common Stock, or approximately 5.5% and 5.5% of the issued and outstanding shares of Class S Common Stock and Class I Common Stock, respectively, of the Company for a price equal to $14.30 per share of Class S Common Stock, without interest, in cash, and $15.00 per share of Class I Common Stock, without interest, in cash (the “Offer”).

According to the Offerors’ Schedule TO filed on March 5, 2026, the business address of Cox GP and the Purchaser is 1333 Race Street, Philadelphia, PA 19107 and their phone number is (484) 840-5281, and the business address of Saba GP, Saba LP and Saba SPV is 405 Lexington Avenue, 58th Floor, New York, NY 10174 and their phone number is (212) 542-4635.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in Item 13. “Certain Relationships and Related Transactions, and Director Independence,” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission (“SEC”) on March 21, 2025 (“2024 Annual Report”), which information is incorporated herein by reference.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and any of the Offerors and their respective executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a) Solicitation or Recommendation

On March 5, 2026, the Board of Directors of the Company (“Board”), which is comprised of a majority of independent directors, after careful review of the Offer in consultation with the Company’s senior management and legal counsel and for the reasons set forth below, unanimously recommended that the Company’s stockholders REJECT the Offer and NOT tender their Shares in the Offer.

(b) Reasons for the Recommendation

Under the Offer, the Offerors are offering to purchase:

•	Up to 10,126,353 shares of Class I Common Stock at a price of $15.00 per share (approximately a 24.4% discount to the Company’s net asset value (“NAV”) of $19.85 as of January 31, 2026); and

•	Up to 9,533,647 shares of Class S Common Stock at a price of $14.30 per share (approximately a 28.6% discount to the Company’s NAV of $20.02 as of January 31, 2026).

In reaching its determination, the Board considered, among other factors:

•

The significant discount of the Offer price to recently reported NAV. The Board is highly focused on creating stockholder value by increasing the per-Share NAV and, as such, stockholders who tender their Shares now may miss out on an appreciation in value of their Shares.

•

The Board’s confidence in SREIT’s long-term strategy, positioning and ability to generate income and value over time, including due to the strength and scale of SREIT’s $22.5 billion portfolio of 598 income-producing properties with approximately 93% occupancy as of January 31, 2026 and SREIT’s concentration in sectors with strong long-term fundamentals, including rental housing, industrial, self-storage and real estate credit. Stockholders whose Shares are tendered and purchased in the Offer will not be able to participate in any potential value creation of SREIT that may be generated going forward.

•

The Board believes the Offer is an opportunistic attempt to acquire Shares at a significant discount to NAV and exploit SREIT’s NAV-based structure by seeking redemption though the share repurchase program for immediate profit, rather than making a long-term investment aligned with stockholders’ interests. Furthermore, if Shares acquired in the Offer are promptly submitted for repurchase under SREIT’s share repurchase program, such action would not result in an increase to the amount of capital that is available to stockholders seeking liquidity in the share repurchase program.

The Board recognizes that, since December 2022, SREIT has operated with limited repurchase capacity under its share repurchase program and unlike previous mini-tender offers for SREIT shares, the Offer may represent an alternative source of liquidity for certain stockholders, though stockholders may not be able to dispose of all their Shares in the Offer if the Offer is oversubscribed. While the recommendation is to reject the Offer, the Board suggests stockholders carefully review the terms of the Offer in light of their individual financial circumstances, investment objectives, and liquidity needs, and consult with their own financial, tax, and legal advisors before making a decision with respect to the Offer.

Stockholders should be aware that the Offerors, in a press release issued on March 5, 2026, have falsely stated that SREIT currently has more than $2 billion in outstanding redemption requests under its share repurchase program. Outstanding redemption requests are approximately one-half of that amount.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

(c) Intent to tender

All of the Company’s directors and executive officers who own Shares have advised the Company that they do not intend to tender any Shares held of record or beneficially owned by them pursuant to the Offer. To the knowledge of the Company, none of the Company’s subsidiaries or affiliates currently intends to tender Shares held of record or beneficially owned by them pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s stockholders in connection with the Offer.

Item 6. Interest in Securities of the Subject Company

During the 60 days prior to the filing of this Schedule 14D-9, there were no transactions involving the Shares effected by any of the Company’s officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to the Offer or other acquisition of the Shares by the Company, any of the Company’s subsidiaries or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of the Company’s subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company’s subsidiaries; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

To the knowledge of the Company, there are no agreements or understanding, whether written or unwritten, between any executive officer and the Company or any of the Offerors concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 and the documents filed as exhibits hereto contain forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives, and may constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbor created by Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words or the negatives thereof. These statements include our plans and objectives for future operations, including those relating to future growth and availability of funds for repurchases, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

You should carefully review the “Risk Factors” section of the 2024 Annual Report for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9. Exhibits

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description

99(a)(1)	Letter to the Company’s Stockholders dated March 6, 2026*

99(e)(1)	Excerpts from the Company’s 2024 Annual Report filed with the SEC on March 21, 2025**

*	Included in copy mailed to stockholders.

**	The section of the Company’s 2024 Annual Report specified in Item 3 hereto is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2026

Starwood Real Estate Income Trust, Inc.

	By:	/s/ Nora Creedon
Name: Nora Creedon
Title: Chief Executive Officer